Exhibit 99.1

Pinduoduo Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, CHINA, March 11, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                          GMV1 in the twelve-month period ended December 31, 2019 was RMB1,006.6 billion (US$2144.6 billion), an increase of 113% from RMB471.6 billion in the twelve-month period ended December 31, 2018.

•                          Total revenues in the quarter were RMB10,792.7 million (US$1,550.3 million), an increase of 91% from RMB5,653.9 million in the same quarter of 2018.

•                          Average monthly active users3 in the quarter were 481.5 million, an increase of 77% from 272.6 million in the same quarter of 2018.

•                          Active buyers4 in the twelve-month period ended December 31, 2019 were 585.2 million, an increase of 40% from 418.5 million in the twelve-month period ended December 31, 2018.

•                          Annual spending per active buyer5 in the twelve-month period ended December 31, 2019 was RMB1,720.1 (US$247.1), an increase of 53% from RMB1,126.9 in the twelve-month period ended December 31, 2018.

“2019 was an important, formative year for Pinduoduo, a year in which we built up our capabilities and offerings and surpassed RMB1 trillion in GMV for the first time,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “We continued to invest in our 585 million users and remain committed to creating an open platform that would benefit all and serve the best interests of our consumers.”

1   “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“Since the coronavirus outbreak, we have directed the resources of our ecosystem to support frontline relief efforts, stabilize prices of necessities, and help with the recovery of our merchants and business partners,” Mr. Huang continued.

“We further invested in sales and marketing during the fourth quarter to drive engagement and attract more users,” added Mr. David Liu, Vice President of Strategy. “Our highly engaged users are exploring more categories and making more purchases, driving merchant demand for our online marketing services.”

Fourth Quarter 2019 Unaudited Financial Results

Total revenues were RMB10,792.7 million (US$1,550.3 million), an increase of 91% from RMB5,653.9 million in the same quarter of 2018. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB9,686.7 million (US$1,391.4 million), an increase of 91% from RMB5,062.4 million in the same quarter of 2018.

•                          Revenues from transaction services were RMB1,106.0 million (US$158.9 million), an increase of 87% from RMB591.5 million in the same quarter of 2018.

Total costs of revenues were RMB2,037.4 million (US$292.7 million), an increase of 43% from RMB1,424.0 million in the same quarter of 2018. The increase was mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB10,890.6 million (US$1,564.3 million), compared with RMB6,870.8 million in the same quarter of 2018.

•                          Sales and marketing expenses were RMB9,272.5 million (US$1,331.9 million), an increase of 54% from RMB6,024.0 million in the same quarter of 2018, mainly due to an increase in online and offline advertisement and promotions.

•                          General and administrative expenses were RMB345.7 million (US$49.7 million), an increase of 7% from RMB321.6 million in the same quarter of 2018, primarily due to an increase in headcount.

•                          Research and development expenses were RMB1,272.4 million (US$182.8 million), an increase of 142% from RMB525.2 million in the same quarter of 2018. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB2,135.3 million (US$306.7 million), compared with operating loss of RMB2,640.9 million in the same quarter of 2018. Non-GAAP operating loss6 was RMB1,336.6 million (US$192.0 million), compared with operating loss of RMB2,112.9 million in the same quarter of 2018.

6  The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss attributable to ordinary shareholders was RMB1,751.6 million (US$251.6 million), compared with RMB2,423.9 million in the same quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders was RMB815.0 million (US$117.1 million), compared with RMB1,895.9 million in the same quarter of 2018.

Basic and diluted net loss per ADS were RMB1.52 (US$0.20), compared with RMB2.16 in the same quarter of 2018. Non-GAAP basic and diluted net loss per ADS were RMB0.72 (US$0.12), compared with RMB1.72 in the same quarter of 2018.

Net cash flow from operating activities was RMB9,598.0 million (US$1,378.7 million), compared with RMB5,732.4 million in the same quarter of 2018, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and restricted cash were RMB33.3 billion (US$4.8 billion) as of December 31, 2019, compared with RMB30.5 billion as of December 31, 2018.

Fiscal Year 2019 Financial Results

Total revenues were RMB30,141.9 million (US$4,329.6 million), representing an increase of 130% from RMB13,120.0 million in 2018. The increase was primarily due to an increase in revenues from online marketing services.

•                      Revenues from online marketing services were RMB26,813.6 million (US$3,851.5 million), representing an increase of 133% from RMB11,515.6 million in 2018.

•                      Revenues from transaction services were RMB3,328.2 million (US$478.1 million), representing an increase of 107% from RMB1,604.4 million in 2018.

Total costs of revenues were RMB6,338.8 million (US$910.5 million), representing an increase of 118% from RMB2,905.2 million in 2018. The increase from last year is mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB32,341.3 million (US$4,645.5 million), compared with RMB21,014.5 million in 2018.

•                      Sales and marketing expenses were RMB27,174.2 million (US$3,903.3 million), an increase of 102% from RMB13,441.8 million in 2018 as we invested in cultivating greater user recognition and engagement through online and offline advertising campaigns and promotions.

•                      General and administrative expenses were RMB1,296.7 million (US$186.3 million), a significant decrease from RMB6,456.6 million in 2018, primarily due to a one-time share-based compensation expense recorded in April, 2018.

•                      Research and development expenses were RMB3,870.4 million (US$555.9 million), an increase of 247% from RMB1,116.1 million in 2018. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB8,538.2 million (US$1,226.4 million), compared with operating loss of RMB10,799.7 million in 2018. Non-GAAP operating loss was RMB5,980.5 million (US$859.0 million), compared with RMB3,958.2 million in 2018.

Net loss attributable to ordinary shareholders was RMB6,967.6 million (US$1,000.8 million), compared with RMB10,297.6 million in 2018. Non-GAAP net loss attributable to ordinary shareholders was RMB4,265.8 million (US$612.7 million), compared with RMB3,456.0 million in 2018.

Basic and diluted net loss per ADS was RMB6.04 (US$0.88), compared with RMB13.88 in 2018. Non-GAAP basic and diluted net loss per ADS were RMB3.68 (US$0.52), compared with RMB4.64 in 2018.

Net cash provided by operating activities was RMB14,821.0 million (US$2,128.9 million), compared with RMB7,767.9 million in 2018, primarily due to an increase in online marketing services revenues.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Wednesday, March 11, 2020 (7:30 PM Beijing/Hong Kong Time on Wednesday, March 11, 2020).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call until 8:59 AM ET on March 18, 2020.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	7378315

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and a fun and interactive shopping experience. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
		(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	14,160,322	5,768,186	828,548
Restricted cash	16,379,364	27,577,671	3,961,285
Receivables from online payment platforms	247,586	1,050,974	150,963
Short-term investments	7,630,689	35,288,827	5,068,923
Amounts due from related parties	1,019,033	2,365,528	339,787
Prepayments and other current assets	953,989	950,277	136,499
Total current assets	40,390,983	73,001,463	10,486,005

Non-current assets
Property, equipment and software, net	29,075	41,273	5,928
Intangible asset	2,579,338	1,994,292	286,462
Right-of-use assets	—	517,188	74,289
Other non-current assets	182,667	503,120	72,269
Total non-current assets	2,791,080	3,055,873	438,948

Total Assets	43,182,063	76,057,336	10,924,953

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amounts due to related parties	478,113	1,502,892	215,877
Customer advances and deferred revenue	191,482	605,970	87,042
Payable to merchants	17,275,934	29,926,488	4,298,671
Accrued expenses and other liabilities	2,225,667	4,877,062	700,547
Merchant deposits	4,188,273	7,840,912	1,126,277
Short-term borrowings	—	898,748	129,097
Lease liabilities	—	115,734	16,624
Total current liabilities	24,359,469	45,767,806	6,574,135

Convertible bonds	—	5,206,682	747,893
Lease liabilities	—	428,593	61,564
Other non-current liabilities	—	7,389	1,061
Total non-current liabilities	—	5,642,664	810,518

Total Liabilities	24,359,469	51,410,470	7,384,653

Shareholders’ equity
Ordinary shares	142	148	21
Treasury stock	—	—	—
Additional paid-in capital	29,114,527	41,493,949	5,960,233
Accumulated other comprehensive income	1,035,783	1,448,230	208,025
Accumulated deficits	(11,327,858)	(18,295,461)	(2,627,979)
Total shareholders’ equity	18,822,594	24,646,866	3,540,300
Total liabilities and shareholders’ equity	43,182,063	76,057,336	10,924,953

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
Online marketplace services	5,653,922	10,792,726	1,550,279	13,119,990	30,141,886	4,329,611
Total Revenues	5,653,922	10,792,726	1,550,279	13,119,990	30,141,886	4,329,611

Costs of revenues
Costs of online marketplace services	(1,424,035)	(2,037,437)	(292,660)	(2,905,249)	(6,338,778)	(910,508)
Total costs of revenues	(1,424,035)	(2,037,437)	(292,660)	(2,905,249)	(6,338,778)	(910,508)

Gross profit	4,229,887	8,755,289	1,257,619	10,214,741	23,803,108	3,419,103

Sales and marketing expenses	(6,023,974)	(9,272,536)	(1,331,917)	(13,441,813)	(27,174,249)	(3,903,337)
General and administrative expenses	(321,609)	(345,682)	(49,654)	(6,456,612)	(1,296,712)	(186,261)
Research and development expenses	(525,213)	(1,272,375)	(182,765)	(1,116,057)	(3,870,358)	(555,942)
Total operating expenses	(6,870,796)	(10,890,593)	(1,564,336)	(21,014,482)	(32,341,319)	(4,645,540)

Operating loss	(2,640,909)	(2,135,304)	(306,717)	(10,799,741)	(8,538,211)	(1,226,437)

Interest and investment income, net	233,357	472,540	67,876	584,940	1,541,825	221,469
Interest expenses	—	(139,708)	(20,068)	—	(145,858)	(20,951)
Foreign exchange gain/(loss)	3,158	(13,237)	(1,901)	10,037	63,179	9,075
Other (loss) /income, net	(19,499)	27,178	3,904	(12,361)	82,786	11,891
Loss before income tax and share of results of equity investee	(2,423,893)	(1,788,531)	(256,906)	(10,217,125)	(6,996,279)	(1,004,953)
Share of results of equity investees	—	36,894	5,299	—	28,676	4,119
Income tax expenses	—	—	—	—	—	—
Net loss	(2,423,893)	(1,751,637)	(251,607)	(10,217,125)	(6,967,603)	(1,000,834)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(2,423,893)	(1,751,637)	(251,607)	(10,217,125)	(6,967,603)	(1,000,834)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	(80,496)	—	—
Net loss attributable to ordinary shareholders	(2,423,893)	(1,751,637)	(251,607)	(10,297,621)	(6,967,603)	(1,000,834)

Loss per ordinary share:
-Basic	(0.54)	(0.38)	(0.05)	(3.47)	(1.51)	(0.22)
-Diluted	(0.54)	(0.38)	(0.05)	(3.47)	(1.51)	(0.22)

Loss per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(2.16)	(1.52)	(0.20)	(13.88)	(6.04)	(0.88)
-Diluted	(2.16)	(1.52)	(0.20)	(13.88)	(6.04)	(0.88)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,455,689	4,649,996	4,649,996	2,968,320	4,627,278	4,627,278
-Diluted	4,455,689	4,649,996	4,649,996	2,968,320	4,627,278	4,627,278

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	5,062,378	9,686,699	1,391,407	11,515,575	26,813,641	3,851,539
- Transaction services	591,544	1,106,027	158,872	1,604,415	3,328,245	478,072
Total	5,653,922	10,792,726	1,550,279	13,119,990	30,141,886	4,329,611

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	2,118	7,256	1,042	3,488	23,835	3,424
Sales and marketing expenses	191,844	237,354	34,094	405,805	860,862	123,655
General and administrative expenses	255,671	224,523	32,251	6,296,186	786,641	112,994
Research and development expenses	78,379	329,539	47,335	136,094	886,368	127,319
Total	528,012	798,672	114,722	6,841,573	2,557,706	367,392

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash flow generated from operating activities	5,732,397	9,598,013	1,378,668	7,767,927	14,820,976	2,128,900
Net cash flow used in investing activities	(238,635)	(11,461,872)	(1,646,395)	(7,548,509)	(28,319,678)	(4,067,867)
Net cash flow (used in)/generated from financing activities	(13,936)	893,899	128,401	17,344,357	15,854,731	2,277,390
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(66,967)	(50,260)	(7,219)	546,910	450,142	64,659

Increase/(decrease) in cash, cash equivalents and restricted cash	5,412,859	(1,020,220)	(146,545)	18,110,685	2,806,171	403,082
Cash, cash equivalents and restricted cash at beginning of period / year	25,126,827	34,366,077	4,936,378	12,429,001	30,539,686	4,386,751

Cash, cash equivalents and restricted cash at end of period / year	30,539,686	33,345,857	4,789,833	30,539,686	33,345,857	4,789,833

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data))

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating Loss	(2,640,909)	(2,135,304)	(306,717)	(10,799,741)	(8,538,211)	(1,226,437)
Add: Share-based compensation	528,012	798,672	114,722	6,841,573	2,557,706	367,392
Non-GAAP operating loss	(2,112,897)	(1,336,632)	(191,995)	(3,958,168)	(5,980,505)	(859,045)

Net loss attributable to ordinary shareholders	(2,423,893)	(1,751,637)	(251,607)	(10,297,621)	(6,967,603)	(1,000,834)
Add: Share-based compensation	528,012	798,672	114,722	6,841,573	2,557,706	367,392
Add: Interest expense related to convertible bonds’ amortization to face value	—	137,982	19,820	—	144,132	20,703
Non-GAAP net loss attributable to ordinary shareholders	(1,895,881)	(814,983)	(117,065)	(3,456,048)	(4,265,765)	(612,739)

Weighted-average number of ordinary shares outstanding — basic and diluted (in thousands)	4,455,689	4,649,996	4,649,996	2,968,320	4,627,278	4,627,278
Non-GAAP basic and diluted loss per share	(0.43)	(0.18)	(0.03)	(1.16)	(0.92)	(0.13)
Non-GAAP basic and diluted loss per ADS	(1.72)	(0.72)	(0.12)	(4.64)	(3.68)	(0.52)